Exhibit 12

J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	52 Weeks	52 Weeks	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	1/28/2017	1/30/2016	1/31/2015	2/1/2014	2/2/2013
Income/(loss) from continuing operations before income taxes	$2	$(504)	$(694)	$(1,708)	$(1,227)
Fixed charges:
Net interest expense	363	405	406	352	226
Interest income included in net interest	—	—	—	1	6
Loss on extinguishment of debt, bond premiums and unamortized costs	30	10	34	114	—
Estimated interest within rental expense	93	94	98	99	101
Total fixed charges	486	509	538	566	333
Total earnings available for fixed charges	$488	$5	$(156)	$(1,142)	$(894)
Ratio of earnings to fixed charges	1.0	—	(0.3)	(2.0)	(2.7)
Coverage deficiency	NA	504	694	1,708	1,227